

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2013

Via E-mail
Shahar Ginsberg
Chief Executive Officer and Chief Financial Officer
ADB International Group, Inc.
1440 West Bitters Road #1931
San Antonio, Texas 78248

> Re: **ADB International Group, Inc.**
> **Amendment No. 2 to Registration Statement on From 10-12G**
> **Filed November 20, 2013**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 12, 2013**
> **File No. 000-54862**

Dear Mr. Ginsberg:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 3 in our letter dated May 9, 2013, as well as your expanded disclosure, which is mainly related to Treatec's growth. As Treatec is not related to your company, and in light of your non-exclusive agreement with Treatec and your disclosure on page 20 that "[a]t present, [you] have not entered into any sales agreement for any of TreaTec's and GreenEng's water treatment products and therefore have not committed to purchase any of their products," please clarify for us how Treatec's growth bears on the analysis of your status as a shell company. As previously requested, if there are additional factors that you believe disqualify your company from being a shell company, please provide us with your analysis of those factors. Alternatively, please revise your registration statement to indicate that you are a shell company.

Item 2. Management's Discussion and Analysis of Financial Condition, page 17

2. Please revise your disclosure in the last sentence of the penultimate paragraph on page 20, as it appears to be incomplete.

Item 4. Security Ownership of Beneficial Owners and Management

3. We note your response to comment 10 in our letter dated May 9, 2013. In this regard, we note that the number of shares included in your response total 61,307,987, however, the total number of shares in your response to comment 21 of our letter dated December 20, 2013 is 63,983,000. Please explain to us the difference in the number of shares and revise your disclosure as necessary.

Item 5. Directors, Executive Officers, Promoters and Control Persons

4. We note your response to comment 11 in our letter dated May 9, 2013. Please revise your disclosure to indicate the business experience and principal occupation for Mr. Zekri from 2010 to 2013.

Item 10. Recent Sales of Unregistered Securities

5. We note your response to comment 12 in our letter dated May 9, 2013 that "[you] believe that the 5,689,041 shares issued in 2010 are correctly reflected in the Statement of Shareholders' Equity." Please tell us if the issuance of 5,689,041 shares included in the Statement of Shareholders' Equity in 2009 is the same as the issuance of shares in 2010 under the Recent Sales of Unregistered Securities table. If they are related to the same transaction, please discuss why the issuance is reflected in *2009 as conversion of debt* under the Statement of Changes in Stockholder's Equity and in *2010 as services provided* under the Recent Sales of Unregistered Securities.

Item 13. Financial Statements and Supplementary Data, page 29

Unaudited Interim Financial Statements, page 30

Notes to Unaudited Interim Financial Statements, page 37

Note 1. The Company and Significant Accounting Policies, page 37

Uncertain Tax Positions, page 37

6. We reviewed your response to comment 15 in our letter dated May 9, 2013. The notes to the unaudited interim financial statements refer to FIN 48. Please revise to reference the FASB Accounting Standards Codification.

Audited Consolidated Financial Statements, page 38

7. We reviewed your response to comment 13 in our letter dated May 9, 2013 and understand that you would like relief from the requirement to audit the year ended December 31, 2010. Please email a waiver request to the Division of Corporation Finance's Chief Accountant's Office. Refer to http://www.sec.gov/divisions/corpfin/cfconcise.shtml#email for additional details. Please note that if a waiver of the audit requirement is obtained, the amounts from inception in the annual financial statements should be labeled as unaudited and the auditor's report should not indicate that those cumulative amounts have been audited.

8. We reviewed your response to comment 13 in our letter dated May 9, 2013. As previously requested, please explain to us in detail why you were not a development stage entity on December 31, 2009 and prior to December 31, 2009. In doing so, please tell us the amount and nature of your revenues earned prior to December 31, 2009. Refer to the definition of a development stage entity at ASC 915-10-20.

Statements of Cash Flows, 42

9. We reviewed the revisions made in response to comment 14 in our letter dated May 9, 2013. Please explain why the line item described as stock issued for services in the year ended December 31, 2010 statement of changes in stockholders' equity valued at $991,737 is reflected as donated services in the statement of cash flows for the period from re-entering development stage on January 1, 2010 to December 31, 2012.

Notes to Consolidated Financial Statements, page 43

Note 4. Stockholders' Equity, page 46

10. We reviewed your response and revisions made in response to comment 16 in our letter dated May 9, 2013. Please explain in detail why you believe it is reasonable that the June 10, 2010 share transactions result in a per share value that is drastically different with 60,000,000 shares valued at $0.001 per share and the remaining shares valued at $1.25 per share. In addition, please explain why you determined that valuing the 60,000,000 shares based on the value of the services provided was more reliable than using the fair value of the equity instruments issued. Further, explain why the value of the services provided was not used to value the other June 16, 2010 transactions. We may have further comment.

Note 6. Convertible Notes, page 46

11. We reviewed your revisions made in response to comment 17 in our letter dated May 9, 2013. Your response states that a beneficial conversion feature was recognized in the year ended December 31, 2010; however, no discount is reflected in the year ended

Shahar Ginsberg
ADB International Group, Inc.
December 13, 2013
Page 4

December 31, 2010 statement of changes in stockholders' equity. Please explain this discrepancy. In addition, please tell us over what periods the discounts related to the December 31, 2009 and 2010 $50,000 convertible note issuances were amortized and why the amortization periods comply with ASC 470-20-35-7. Please also disclose the material terms of the $50,000 convertible notes issued in the years ended December 31, 2009 and 2010.

Form 10-K for Fiscal Year Ended December 31, 2012

Signatures

12. We reviewed your response to comment 20 in our letter dated May 9, 2013. Our comment in our letter dated May 9, 2013 related to the signature in the Form 10-K for fiscal year ended December 31, 2012. As noted in this original comment, the report must be signed by the registrant. The report must also be signed on behalf of the registrant by its controller or principal accounting officer. Any person who occupies more than one position should indicate each capacity in which he or she signs the report. Refer to General Instruction D(2)(a)-(b) of Form 10-K. Please amend to include the required signatures.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director